Dechert LLP	200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

April 26, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Select Portfolios (the "Trust")

Air Transportation Portfolio
Automotive Portfolio
Banking Portfolio
Biotechnology Portfolio
Brokerage and Investment Management Portfolio
Chemicals Portfolio
Communications Equipment Portfolio
Computers Portfolio
Construction and Housing Portfolio
Consumer Discretionary Portfolio
Consumer Staples Portfolio
Defense and Aerospace Portfolio
Electronics Portfolio
Energy Portfolio
Energy Service Portfolio
Environmental Portfolio
Financial Services Portfolio
Gold Portfolio
Health Care Portfolio
Home Finance Portfolio
Industrial Equipment Portfolio
Industrials Portfolio
Insurance Portfolio
IT Services Portfolio
Leisure Portfolio
Materials Portfolio
Medical Delivery Portfolio
Medical Equipment and Systems Portfolio
Multimedia Portfolio
Natural Gas Portfolio
Natural Resources Portfolio
Pharmaceuticals Portfolio
Retailing Portfolio
Software and Computer Services Portfolio
Technology Portfolio
Telecommunications Portfolio
Transportation Portfolio
Utilities Portfolio
Wireless Portfolio (the "Funds")

File Nos. 002-69972 and 811-03114

Post-Effective Amendment No. 91

Dear Mr. Sandoe:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that these are fair and accurate versions of the English prospectuses for Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Chemicals Portfolio, Communications Equipment Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Consumer Staples Portfolio, Defense and Aerospace Portfolio, Electronics Portfolio, Energy Portfolio, Energy Service Portfolio, Environmental Portfolio, Financial Services Portfolio, Gold Portfolio, Health Care Portfolio, Home Finance Portfolio, Industrial Equipment Portfolio, Industrials Portfolio, Insurance Portfolio, IT Services Portfolio, Leisure Portfolio, Materials Portfolio, Medical Delivery Portfolio, Medical Equipment and Systems Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Portfolio and Wireless Portfolio. The Funds' English prospectuses have been fairly and accurately translated into Spanish, and are available upon request.

Very truly yours,

* /s/ Scott C. Goebel

Scott C. Goebel
Secretary

* /s/ Anthony H. Zacharski
Anthony H. Zacharski, as attorney-in-fact pursuant to a power of attorney dated May 31, 2008.